EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2006
Excluding Interest on Deposits
Income from continuing operations before income taxes	$19,886

Fixed charges:
Interest expense	20,823
One-third of rents, net of income from subleases (a)	357

Total fixed charges	21,180

Less: Equity in undistributed income of affiliates	(152)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$40,914

Fixed charges, as above	$21,180

Preferred stock dividends (pre-tax)	6

Fixed charges including preferred stock dividends	$21,186

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.93

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$21,186

Add: Interest on deposits	17,042

Total fixed charges including preferred stock dividends and interest on deposits	$38,228

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$40,914

Add: Interest on deposits	17,042

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$57,956

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.52

(a)	The proportion deemed representative of the interest factor.